KW 3/8

SEC Mail Processing Section

FEB 28 2011

Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

11018706

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROOKS, HOUGHTON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 MADISON AVENUE, 25th FLOOR
(No. and Street)

NEW YORK, N.Y. 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GERALD H. HOUGHTON (212) 753-1991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD, G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, N.Y. N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/12

OATH OR AFFIRMATION

I, GERALD H. HOUGHTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROOKS, HOUGHTON SECURITIES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Varsha B. Patel

Notary Public

VARSHA B. PATEL
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES
ON MARCH 10, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKS, HOUGHTON SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2010

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

BROOKS, HOUGHTON SECURITIES, INC.

CONTENTS

DECEMBER 31, 2010

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
(212) 751-6910
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

BROOKS, HOUGHTON SECURITIES, INC.

I have audited the accompanying statement of financial condition of Brooks, Houghton Securities, Inc., as of December 31, 2010, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brooks, Houghton Securities, Inc., as of December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 8, 2011

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Current assets:

Cash		$ 21,625
Money Market account		51,153
Accounts receivable		1,210,000
Due from affiliated company		74,400
Loan receivable	75,000	
Less: Subscribed stock	(75,000)	-0-
Prepaid expenses		3,254
Total assets		**$1,360,432**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accrued expenses		$ 657
Total liabilities		**657**

Stockholders' equity:

Common stock, no par value 1500 shares authorized 200 shares outstanding	$ 5,000	
Additional paid-in-capital	10,886	
Retained earnings	1,343,889	
Total stockholders' equity		**1,359,775**
Total liabilities and stockholders' equity		**$1,360,432**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:		
Fee income		$ 135,000
Investment income		70
Total revenue		**135,070**
Expenses:		
Management fees	$ 60,000	
Telephone	19,250	
Regulatory fees and expenses	7,334	
Office supplies	10,875	
Contributions	20,000	
Professional fees	14,053	
Insurance	1,300	
Outside services	7,441	
Equipment rental	2,850	
Consulting expense	52,920	
Other expenses	3,480	
Total expenses		**199,503**
Net loss		**($ 64,433)**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities		
Net loss		($ 64,433)
Changes in operating assets and liabilities:		
Accounts receivable	$ 52,500	
Due from affiliates	5,763	
Prepaid expenses	5,622	
Accrued expenses	(23)	
Total adjustments		63,862
Net cash provided by operating activities		(571)
Cash used in investing activities		
Money Market account	(33)	(33)
Net decrease in cash and cash equivalents		(604)
Cash and cash equivalents - January 1, 2010		22,229
Cash and cash equivalents – December 31,2010		**$ 21,625**

The accompanying notes are an integral part of these financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

Stockholders equity, January 1, 2010	$1,424,208
Less: Net loss	(64,433)
Stockholders equity, December 31, 2010	**$1,359,775**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

1. **ORGANIZATION :**

   Brooks, Houghton Securities, Inc. (the "Company"), is a broker-dealer registered with the Financial Industry Regulatory Authority, Inc. (FINRA). The company became a corporation on August 7, 1990.

2. **SIGNIFICANT ACCOUNTING POLICIES:**

   Income taxes are based on the net income of the company. These financial statements have been prepared in conformity with generally accepted accounting principles.

3. **NET CAPITAL REQUIREMENTS:**

   As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc.(FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000 whichever is greater. At December 31, 2010, the Company had net capital of $70,690 as indicated on page 7 of this audited report which was $65,690 in excess of it's required net capital of $5,000. In January 2011, the Company filed Part IIA of Form X-17a-5 (unaudited) and reported net capital of $70,653, the difference of $37 was due to reclassification during the audit.

4. **RELATED PARTY TRANSACTIONS:**

   Pursuant to an agreement between Brooks, Houghton Securities, Inc. (the Company) and Brooks, Houghton & Company, Inc., dated June 6, 2002, Brooks, Houghton & Co., Inc. provides the use of its facilities to the Company.

BROOKS, HOUGHTON SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2010

Common Stock		$ 5,000
Additional paid-in-capital		10,886
Retained earnings		1,343,889
		1,359,775
Less: non-allowable assets		(1,287,654)
Net capital before haircuts		72,121
Less: haircuts on securities (2% of $51,153=$1,023) (2% of $20,407= 408)		(1,431)
Net capital		**70,690**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $657)	$ 44	5,000
Excess net capital		**$ 65,690**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 657
Percentage of aggregate indebtedness to net capital	.92%

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2010

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 70,653
Add: Audit Adjustments	37
Net capital per audited report, December 31, 2010	**$ 70,690**

*Audit adjustment is due to reclassifications made during the audit.

\

BROOKS, HOUGHTON SECURIITES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

BROOKS, HOUGHTON SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the rule.

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of

BROOKS, HOUGHTON SECURITIES, INC.

In planning and performing our audit of the financial statements and supplementary schedules of Brooks, Houghton Securities, Inc. (the "Company") for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and crosschecks generally included in a system internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulation Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 8, 2011

Arnold G. Greene

BROOKS, HOUGHTON SECURITIES, INC.

SIPC GENERAL ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2010

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Shareholders of:
Brooks, Houghton Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (*Form SIPC-7)]* to the Securities Investor Protection Corporation ("*SIPC")* for the year ended December 31, 2010, which were agreed to by Brooks, Houghton Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the *SIPC*, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (*Form SIPC-7)*. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in *Form SIPC-7* with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported on the *Form X-17A-5* for the year ended December 31, 2010, as applicable, with the amounts reported in *Form SIPC-7 for the year ended December 31,2010;*
3. Compared any adjustments reported in *Form SIPC-7* with supporting schedules and working papers; noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in *Form SIPC-7* and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the *Form SIPC-7T* on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 8, 2011

Arnold G. Greene

Brooks, Houghton Securities, Inc.
Schedule of Assessment and Payments
For the year ended December 31, 2010

Total Revenues		**$ 135,070**
SIPC Net operating Revenue		**135,070**
SIPC General Assessment at .0025		**338**
Less: Payments	July 15, 2010	(175)
Assessment Balance Due (Paid January 11, 2011)		**$ 163**